December 11, 2013

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Kristin Lochhead, Staff Accountant

Re:          Generac Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 5, 2013
File No. 001-34627

Ladies and Gentlemen:

Generac Holdings Inc. (“Generac” or the “Company”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 3, 2013 (the “Comment Letter”) regarding Generac’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the “Third Quarter 2013 Form 10-Q”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Generac’s response to each comment.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements
Note 3. Acquisitions, page 54

1.
We note your disclosure that you had third party firms complete appraisals for your purchase price allocations for Ottomotores and Magnum. We note similar disclosure in your September 30, 2013 Form 10-Q related to your acquisition of Tower Light. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

GENERAC RESPONSE:

The Company engaged third party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed in the acquisitions of Magnum Products, LLC, Ottomotores UK Limited and Tower Light SRL.  These third party firms were engaged to perform work under management's specific direction.  These valuations required management to make significant estimates and assumptions with respect to intangible assets, including the valuation of trade names, customer lists and other identified intangibles. The Company acknowledges that it is responsible for the estimated fair values. Management’s process for arriving at fair values included the following:

•
Management conducted interviews and gathered data to create inputs and assumptions that it then provided to the third party firms for use in their valuation models. The data provided by management included information used to determine the values ascribed to these companies in connection with the Company’s acquisition decisions.

•
The third party firms applied traditional valuation techniques to the inputs and assumptions provided by management to develop estimates of the fair values of individual assets acquired and liabilities assumed in connection with the above acquisitions.

•	The Company evaluated the reasonableness of the resulting third party valuation reports based on the inputs and assumptions provided by management.

In future filings, Generac will include language in the footnotes expressly stating that the Company has responsibility for the estimated fair values reported in the financial statements.

COMMENT:

Note 5. Product Warranty Obligations, page 57

2.	Please explain why you include receipts of extended warranty in your warranty liability rollforward. Discuss how you considered FASB ASC 460-10-50-8(c).

GENERAC RESPONSE:

As required by FASB ASC 460-10-50-8(c), Generac includes a tabular reconciliation of our aggregate product warranty liability for the period. The aggregate product warranty liability, as defined by ASC 460-10-50-8(b), includes both warranty obligations incurred in connection with basic warranty coverage offered with the sale of most of the Company’s products, as well as deferred revenue related to separately priced extended warranty contracts, given deferred revenue is a component of Generac’s liability for product warranties. The increases in the deferred revenue component of our liability for product warranties for receipts from the sale of extended warranties was approximately $5.4 million, $6.3 million and $2.2 million for 2012, 2011, 2010, respectively.  Generac concluded the activity was immaterial for separate disclosure from the aggregate reductions in the liability for payments made under the warranty.

COMMENT:

Form 10-Q for the Quarterly Period Ended September 30, 2013
Item 1. Financial Statements
Note 7. Product Warranty Obligations, page 10

3.
Please tell us how you presented the favorable adjustment to warranty reserve in the table of changes in product warranty obligations for the three and nine months ended September 30, 2013. Please also explain how the current presentation complies with ASC 460-10-50-8(c).

GENERAC RESPONSE:

The favorable adjustment to the warranty reserve is presented in the amount shown as “charged to operations” in the table of changes in product warranty obligations. This amount represents the normal warranty expense incurred for the period presented, net of the favorable adjustment to the warranty reserve. After the table of changes in product warranty obligation, the amount of the favorable adjustment is specifically disclosed as having been charged to operations in warranty expense.  By disclosing the component of the charge to operations related to the favorable adjustment, the approximate changes in the liability for accruals related to product warranties issued during the reporting period can be derived. The Company assesses materiality of such an adjustment on a quarterly basis and provides specific disclosure to the extent deemed material.

* * * * *

Generac hereby acknowledges that:

•	Generac is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2012 Form 10-K and the Third Quarter 2013 Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Generac’s filings; and

•	Generac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact York A. Ragen, Chief Financial Officer by phone at 262-544-4811 ext. 2788 or by email at York.Ragen@generac.com, or Bill Mongan, Vice President - Finance by phone at 262-544-4811 ext.2097 or by email at Bill.Mongan@generac.com.

Sincerely,

GENERAC HOLDINGS INC.

By: /s/ York A. Ragen

York A. Ragen Chief Financial Officer